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                              June 24, 2024

       Houqi Zhang
       Chief Executive Officer
       Autozi Internet Technology (Global) Ltd.
       Building B09, Intelligence Park No. 26
       Yongtaizhuang North Road
       Haidian District, Beijing, China

                                                        Re: Autozi Internet
Technology (Global) Ltd.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed June 20, 2024
                                                            File No. 333-273166

       Dear Houqi Zhang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18, 2024 letter.

       Amendment No. 7 to Registration Statement on Form F-1 filed June 20,
2024

       Exhibit 99.2, page II-6

   1. We note your response to prior comment 3 and reissue in part. Revise paragraph C(3) to state that the
disclosure in the section "Taxation - People's Republic of China Taxation"
                                                        constitutes your
opinion. In this regard, your revised opinion states that the statements in this section are your
opinion only "to the extent that such statements constitute statements of PRC Laws," however a
"short-form" opinion should state that the disclosure in this section of the
prospectus is the opinion of named counsel. Refer to Section III.B.2 of Staff
                                                        Legal Bulletin No. 19.
Also further revise the assumption in paragraph A(1) so that it excludes the "PRC
Companies." In this regard, we note that the current language continues to assume the
legal authority of persons that do not have such legal authority.
 Houqi Zhang
Autozi Internet Technology (Global) Ltd.
June 24, 2024
Page 2

       Please contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameHouqi Zhang
                                                      Division of Corporation
Finance
Comapany NameAutozi Internet Technology (Global) Ltd.
                                                      Office of Trade &
Services
June 24, 2024 Page 2
cc:       Yang Ge, Esq.
FirstName LastName